UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CORVEL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221006109

(CUSIP Number)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221006109

1.	Names of Reporting Persons Corstar Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,050,001

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,050,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,050,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 221006109

1.	Names of Reporting Persons Jeffrey J. Michael.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 112,374*

	6.	Shared Voting Power 4,050,001

	7.	Sole Dispositive Power 112,374*

	8.	Shared Dispositive Power 4,050,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,162,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 30.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 50,064 shares of common stock that my be acquired upon exercise of options as of or within 60 days of March 31, 2008.

Item 1.
	(a)	Name of Issuer The name of the issuer is CorVel Corporation.
	(b)	Address of Issuer’s Principal Executive Offices 2010 Main Street, Suite 600 Irvine, CA 92614

Item 2.
	(a)	Name of Person Filing See (c) below.
	(b)	Address of Principal Business Office or, if none, Residence See (c) below
(c)

Citizenship
Jeffrey J. Michael

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

United States citizen

Corstar Holdings, Inc. (41-1408008)

10901 Red Circle Drive, Suite 370

Minnetonka, MN 55343

Minnesota corporation

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 221006109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2007, Corstar Holdings, Inc. held 4,050,001 shares of CorVel stock. (1)  As of December 31, 2007 Jeffrey J. Michael individually owned 62,310 shares of CorVel stock and options of 50,064 exercisable within 60 days of March 31, 2008.  Mr. Michael is the President and CEO  and the sole director of Corstar Holdings, Inc.  Mr. Michael disclaims beneficial ownership of shares held by Corstar Holdings, Inc. except to the extent of his pecuniary interest therein.

(b)

Percent of class:

Based on 13,728,007 shares of the Issuer’s common stock outstanding as of December 31, 2007 as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2007:  Corstar Holdings, Inc. may be deemed to the beneficial owner of 29.5% of the Issuer’s common stock and Mr. Michael may be deemed to be the beneficial owner of 30.3% of the Issuer’s common stock.

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote.  Mr. Michael may be deemed to have the sole power to vote or direct the vote of 112,374 shares of common stock based on his ownership of 62,310 shares and options to purchase 50,064 shares that are exercisable within 60 days of March 31, 2008.

(ii) Shared power to vote or to direct the vote. Mr. Michael and Corstar Holdings, Inc. maybe deemed to share the power to vote or direct the vote with respect to 4,162,375 shares of common stock.
(iii)

Sole power to dispose or to direct the disposition of.  Mr. Michael has sole power to dispose or control the disposition of 112,374 shares of common stock based on his ownership of 62,310 shares and options to purchase 50,064 shares that are exercisable within 60 days of March 31, 2008.

(iv)

Shared power to dispose or to direct the disposition of.  Mr. Michael and Corstar Holdings, Inc. maybe deemed to have shared power to dispose of or shared power to direct the disposition of 4,162,375 shares of common stock.

(1) ENStar Inc. acquired the common stock shares of CorVel Corporation on February 28, 1997 when ENStar was spun off of the previous stock owner, North Star Universal, Inc.  In 1999 ENStar Inc. merged with Enstar Acquisition, Inc.  In April, 2000, Enstar Acquisition, Inc. changed its name to Corstar Holdings, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008		/s/ Jeffrey J. Michael
Jeffrey J. Michael

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Its:	President & CEO

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	8

Exhibit B	Joint Filing Agreement	9

EXHIBIT A

Group Members

Jeffrey J. Michael

Corstar Holdings, Inc.

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including amendments thereto) with respect to the common stock, par value $0.0001 per share of CorVel Corporation, and further agree that this Joint Filing Agreement be included as Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 22nd day of May 2008.

CORSTAR HOLDINGS, INC.

By:	/s/ Jeffrey J. Michael
Its:	President & CEO

By:	/s/ Jeffrey J. Michael
Jeffrey J. Michael